United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corporation

Name of persons relying on exemption: American Baptist Home Mission Society

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 10, the shareholder proposal requesting a Racial Equity Audit at Chevron Corporation’s annual shareholder meeting to be held on May 31, 2023.

Summary of the Proposal

Proponents request the Board of Directors to commission and publish the results of an independent Racial Equity Audit, analyzing if, and how, Chevron’s policies and practices discriminate against or disparately impact communities of color. The report should identify and recommend steps to eliminate business activities that further systemic racism, environmental injustice, threaten civil rights, or present barriers to diversity, equity, and inclusion (DEI).

Critique of Chevron’s “Report”

In response to 47.5% of investors supporting this proposal in 2022, Chevron published a report it is calling a “Racial Equity Audit Report” (“the Report”) that examines its diversity and inclusion practices.1 This Shareholder Proposal specifically requests that Chevron conduct a Racial Equity Audit (REA) of its policies and practices related to business operations. Chevron’s Report meets only the bare minimum requirements to qualify as a Racial Equity Audit, given its limited scope and disputable independence. Chevron’s Report examines only its employment practices and philanthropy efforts. REAs focused on internal practices can be helpful tools, but they are separate and distinct from REAs examining business practices. Chevron’s Report in no way addresses the Company’s material risks stemming from business practices that discriminate against or disparately impact communities of color, of which the Proposal lists numerous examples. The Report fails to address key concerns related to environmental racism and discrimination that have manifested in litigation, fines, and community allegations against Chevron.

Lastly, though Chevron alleges in its opposition statement that the Proposal refers to “unsubstantiated and inaccurate allegations,” the Company has offered no support for this claim and is unable to specify which statements in the Proposal it wishes to contest. Proponents assert that all references to legal actions and descriptions of the impacts of Chevron’s operations include credible citations to legal documents, government news releases, and reliable news sources. See section 2 of this exempt solicitation for more information.

What the Proposal Asks For	Did Chevron’s REA Meet this Ask?	Where Chevron Falls Short
Audit is conducted by an independent third-party	Mostly	Paul Weiss conducted the audit as a third-party, but the law firm has worked extensively with Chevron as a legal advisor, which threatens its independence
Analyzes the adverse impacts of Chevron’s policies and practices that discriminate against or disparately impact communities of color	No	Chevron’s REA focuses exclusively on internal practices; education, job creation, talent and leadership development, and community, and philanthropy

Identifies and recommend steps to eliminate, business activities that further systemic racism, environmental injustice, threaten civil rights, or present barriers to diversity, equity,

and inclusion (DEI), both internally in its workforce and externally in impacted communities

	No	Recommendations are explicitly focused on internal D&I efforts and employment. Recommendations on “external” programs are limited to philanthropy and do not include business activities
Includes input from impacted workers, community members, customers, and other relevant stakeholders	No	The audit does not disclose stakeholders consulted to inform the REA. Employees and partner organizations are the only two groups listed as providing input. Evidently no independent stakeholder groups were consulted

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Racist or discriminatory policies and practices expose Chevron to legal, financial, reputational, and human capital management risks via three main avenues:
I.	Chevron’s emissions contribute to the climate crisis, which disparately impacts people of color and furthers systemic racism;

II.	Pollutants, discharges, and leaks from Chevron’s oil and gas operations disparately affect communities of color; and
III.	Chevron’s public policy advocacy appears to be misaligned with racial equity and upholding civil rights as well as with Chevron’s stated commitments;

2.	Chevron’s current DEI commitments, human rights policies, and philanthropic efforts are failing to manage material risks.

1. Chevron’s policies and practices deemed to be racist, discriminatory, or furthering inequities expose the company to legal, financial, reputational, and human capital management risks

Racial inequity and environmental racism are systemic risks that threaten society and the economy.2 Disparate impacts of Chevron’s business activities on communities of color may exacerbate racial inequities in the United States, exposing the Company to material risk. Chevron’s operations contribute to these racially disparate outcomes via three main avenues:

I.	As the second largest energy company in the U.S., and one of the highest greenhouse gas emitters in the world[3], its emissions contribute to the climate crisis, which disparately impacts people of color and furthers systemic racism. Studies have long demonstrated the deep links between the climate crisis and racial injustice.[4] Not only are Black, Indigenous, and People of Color (BIPOC) communities exposed to higher levels of environmental pollution, but they sit at the frontlines of climate impacts such as natural disasters, extreme heat, and droughts.[5] Chevron is facing multiple lawsuits from U.S. cities and states alleging damages from climate impacts that disparately affect BIPOC and marginalized communities. For example, Chevron is a defendant in a case brought by the City of Charleston, SC, alleging “the consequences of Defendants’ actions disproportionately impact people of color and those living in poverty.”[6] Chevron is a defendant of similar lawsuits brought against it by the State of Delaware[7], the City of Oakland, CA8, the City of Hoboken, NJ9, and the District of Columbia[10].

II.	Pollutants, discharges and leaks from Chevron’s oil and gas operations disparately affect BIPOC communities. There is significant evidence to support the link between impacts from Chevron and its peers’ oil and gas operations, such as air pollution and negative health and economic outcomes for BIPOC communities. More than one million African Americans live near oil and gas operations, and are 75% more likely to live in “fenceline,” or neighboring, communities to oil and gas production, processing, and storage facilities.[11] Harmful air pollutants associated with the burning of fossil fuels have long been associated with respiratory and cardiovascular risks and premature mortality, reducing worldwide life expectancy by nearly three years.[12] Black Americans face disparate exposure to these pollutants and health risks, experiencing 1.54 times the exposure to particulate matter than the overall population.[13] Studies have also demonstrated that BIPOC and other marginalized communities are targeted for hazardous facilities by corporations.[14] Chevron operates heavily in BIPOC communities across the country, and its facilities have a history of harmful impacts on these communities.

For example, Chevron operates 2.2 million net acres in the Permian Basin15, where levels of sulfur dioxide pollution far exceed federal health-based limits.16 In 2020, the NAACP and seven environmental organizations petitioned the EPA to address unhealthy levels of air pollution in this area.17 Studies have also found that Hispanic communities in the Permian Basin are exposed to twice the amount of hazardous air pollution from nightly flaring, following a well documented pattern of environmental injustice in the Eagle Ford shale.18 Even if Chevron’s peers are also operating in this area, Chevron may be required to assess its cumulative impacts, or combined impacts from multiple pollution sources. There has been a strong uptick in environmental justice legislation since 2020 that requires companies to consider cumulative impacts in permitting and other regulatory processes. For example, the New Jersey Cumulative Impact Law permits the Department of Environmental Protection to deny or condition certain permits due to cumulative, disproportionate impacts of pollution in environmental justice communities, or “burdened communities,” as the law characterizes them.19

The most prominent example of Chevron’s disparate impact on BIPOC communities is its refinery in Richmond, CA. Eighty percent of residents living adjacent to Chevron’s facility are people of color, and they experience higher rates of cardiovascular disease, cancer, and asthma.20 In 2019, the City of Richmond and seven other California municipalities filed a lawsuit against the Company alleging public nuisance and negligence, seeking funds for climate adaptation and resilience.21 In February 2021, Chevron’s Richmond refinery spilled 600 gallons of oil into the San Francisco Bay, renewing calls from community groups to cut ties with the Company.22

III.	Chevron’s public policy advocacy, including lobbying and political spending, appears to be misaligned with racial equity and upholding civil rights. Chevron is one of the largest corporate spenders on politics and lobbying in California alone, spending more than $37 million since 2009 on candidates in CA state races, and an additional $24 million on state lobbying.[23] Chevron has faced criticism for its outsized political presence in communities like Richmond, CA, where the Company has spent millions of dollars on local election efforts.[24] Chevron also funds a local newspaper, the Richmond Standard, which provides positive reporting on the Company and has been criticized for omitting information on Chevron spills and discharges.[25] Chevron also finances the Richmond police,[26] which has been linked to police brutality.[27] Beyond Richmond, Chevron finances police groups in major U.S. cities tied to police brutality and discrimination, such as New Orleans[28], Los Angeles,[29] and Houston,[30] and Chevron representatives serve on the boards of Houston and Salt Lake City police foundations.[31] Chevron is also subject to a public campaign calling on the Company to “Stop Funding Racism,” as it reportedly gives over four times more campaign funding to U.S. politicians who fail to uphold civil rights legislation.[32]

2. Chevron’s current DEI commitments, Human Rights Policies, and philanthropic efforts are failing to manage material risks

Chevron is not adequately managing and mitigating risks associated with its practices, policies, and operations that exacerbate racial inequities. The Company has faced over $1 trillion in penalties since 2000, the large majority of which were related to environmental violations with disparate human health impacts.33 A recent Supreme Court decision affirmed that municipalities seeking to hold energy companies accountable for climate change damages can proceed in state courts, exposing Chevron to significant litigation risk.34 The Report commissioned by Paul Weiss does not address any of these material risks, underlying the limitations of an audit focusing only on internal practices. An independent 2021 report documented dozens of outstanding legal cases against Chevron for alleged environmental damage and human rights violations, noting that the company has only paid .006% of associated fines, court judgements, and settlements.35 Chevron’s policies and risk management systems are evidently ineffective at managing risks associated with policies and practices deemed to be racist, discriminatory, or furthering inequities. For example, although the company adopted a Human Rights Policy, it scored only 13 out of 26 points on the Corporate Human Rights Benchmark, lagging behind peers such as Petrobras, Shell, BP, and Total.36 Chevron received a 0 score in sections looking at integrating risk assessment findings internally and taking appropriate action; monitoring and evaluating the effectiveness of actions to respond to human rights risks and impacts; and accounting for how human rights impacts are addressed.37

Though Chevron has launched diversity & inclusion and philanthropic initiatives, the Company’s efforts have not adequately addressed significant civil rights impacts from its operations, products, and services. Investors, legislators, and public policy organizations alike are increasingly calling for REAs. Defined by the Leadership Conference on Civil and Human Rights and Ford Foundation’s report, REAs are an “independent, systematic examination of significant civil rights and racial equity issues that may exist in a company and provides a plan of action to address those issues in a thorough, deliberate, timely, and transparent manner.”38 REAs should be carried out by auditors with civil rights expertise, who will assess policies, practices, products, and services that may be discriminatory or contribute to inequitable outcomes. Chevron’s Report does not meet this standard and does not address the Company’s operations and business activities.

Investors are particularly concerned about the independence and integrity of the Report commissioned by Paul Weiss. Chevron has worked extensively with Paul Weiss as its legal advisor in previous business decisions.39 The firm’s track record and tactics have been scrutinized for fueling climate denialism.40 Paul Weiss is the subject of numerous student protest campaigns at Yale, Harvard, and New York University law schools due to its participation in climate lawsuits.41 Paul Weiss’ relationship with Chevron and previous work on climate litigation undermines its independence. Furthermore, the Report did not disclose which stakeholders were consulted to inform the audit, and the firm seemingly consulted no independent stakeholders.

Companies who have conducted or committed to publish REAs include Blackrock42, Citigroup43, Dow44, Tyson Foods45, and Verizon46. High votes on shareholder proposals calling for REAs at companies like Amazon (44%) and Maximus (64%) signal increasing investor expectations. An REA is a powerful tool that can help Chevron analyze the full range of adverse impacts on BIPOC stakeholders caused by its business and operations, reduce reputational risk and liabilities, and address racial inequities that are curbing economic growth and potentially depressing investors’ returns.

Conclusion

Proponents urge all Chevron shareholders to vote FOR Proposal 10 on Racial Equity Audit and encourage the Company to take action to implement the request of the proposal.

For questions regarding Chevron Proposal 10, please contact: Jillianne Lyon, Program Director at Investor Advocates for Social Justice and representative of the American Baptist Home Mission Society, via email: jlyon@iasj.org or phone: 973-509-8800.

1 https://www.chevron.com/-/media/chevron/sustainability/documents/racial-equity-audit-report-032023.pdf

2 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/racial-inequity-a-systemic-risk-8211-state-street-global-advisors-ceo-62047105

3 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/002/327/original/Carbon-Majors-Report-2017.pdf?1501833772

4 https://www.npr.org/2022/03/18/1087581328/understanding-the-link-between-racial-justice-and-the-fight-against-climate-chan

5 https://www.forbes.com/advisor/personal-finance/communities-of-color-and-climate-change/

6 http://blogs2.law.columbia.edu/climate-change-litigation/wp-content/uploads/sites/16/case-documents/2020/20200909_docket-2020CP1003975_complaint.pdf

7 http://climatecasechart.com/case/state-v-bp-america-inc/

8 http://climatecasechart.com/case/people-state-california-v-bp-plc-oakland/

9 http://climatecasechart.com/case/city-of-hoboken-v-exxon-mobil-corp/

10 http://climatecasechart.com/case/district-of-columbia-v-exxon-mobil-corp/

11 https://cdn.catf.us/wp-content/uploads/2017/11/21092330/catf-rpt-naacp-4.21.pdf

12 https://www.law.nyu.edu/centers/state-impact/projects-reports/projects/climate-and-health/health-effects-of-burning-fossil-fuels

13 https://ajph.aphapublications.org/doi/pdf/10.2105/AJPH.2017.304297

14 https://news.umich.edu/targeting-minority-low-income-neighborhoods-for-hazardous-waste-sites/

15 https://www.chevron.com/projects/permian

16 https://environmentalintegrity.org/news/groups-petition-epa-to-reduce-air-pollution-from-oil-gas-in-west-texas/

17 https://environmentalintegrity.org/news/groups-petition-epa-to-reduce-air-pollution-from-oil-gas-in-west-texas/

18 https://pubs.acs.org/doi/abs/10.1021/acs.est.0c00410

19 https://pub.njleg.gov/bills/2020/S0500/232_I1.HTM

20 https://ej4all.org/life-at-the-fenceline ; https://oehha.ca.gov/calenviroscreen/report/calenviroscreen-30

21 https://www.theguardian.com/environment/2019/oct/09/richmond-chevron-california-city-polluter-fossil-fuel

22 https://www.theguardian.com/environment/2021/feb/11/richmond-california-chevron-oil-spill

23 https://ecology.iww.org/PDF/misc/Chevron-California-Report-FINAL.pdf

24 https://www.mercurynews.com/2014/11/05/big-money-politics-suffers-big-blow-in-richmond-as-chevron-spending-backfires/

25 https://grist.org/equity/ab617-richmond-california-chevron-refinery-air-monitoring/ ; https://www.sfgate.com/bayarea/article/Richmond-Bay-Area-news-funded-Chevron-oil-spill-15945997.php

26 https://stopthemoneypipeline.com/wall-street-and-fossil-fuel-companies-are-funding-police-violence/

27 https://www.mercurynews.com/2021/02/15/richmond-pays-135k-to-settle-brutality-lawsuit-against-controversial-cop-officer-involved-is-on-admin-leave-for-an-unrelated-investigation/

28 https://thelensnola.org/2021/05/24/38-current-nopd-officers-are-on-the-das-list-of-cops-with-credibility-issues-but-some-misconduct-including-discrimination-and-unauthorized-use-of-force-doesnt-ap/

29 https://www.latimes.com/projects/los-angeles-police-killings-database/

30 https://www.houstonpublicmedia.org/articles/news/criminal-justice/2021/07/15/403241/houston-man-is-awarded-more-than-1-million-in-police-violence-case/

31 https://www.theguardian.com/us-news/2020/jul/27/fossil-fuels-oil-gas-industry-police-foundations

32 https://www.globalwitness.org/en/campaigns/oil-gas-and-mining/chevron-stop-funding-racism/

33 https://violationtracker.goodjobsfirst.org/prog.php?parent=chevron&order=pen_year&sort=desc

34 https://www.cnbc.com/2023/04/24/supreme-court-deals-blow-to-oil-companies-by-turning-away-climate-cases.html

35 https://chevronsglobaldestruction.com/chevrons_global_destruction_report.pdf

36 https://www.worldbenchmarkingalliance.org/publication/chrb/rankings/type/ungp/

37 https://assets.worldbenchmarkingalliance.org/app/uploads/2020/11/Chevron-Corporation-CHRB-scorecard-2020.pdf

38 http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

39 https://www.paulweiss.com/practices/transactional/mergers-acquisitions/news/chevron-to-acquire-renewable-energy-group-in-315-billion-transaction?id=42503

40 https://readsludge.com/2020/02/22/not-just-exxon-paul-weiss-is-addicted-to-defending-the-worst-corporations/

41 https://www.law.com/2020/02/07/first-harvard-now-yale-law-students-want-paul-weiss-to-dropexxon/

42 https://fortune.com/2021/04/06/blackrock-racial-audit-corporate-diversity-inclusion-race-at-work/#:~:text=BlackRock%20is%20one%20of%20the,a%20request%20from%20a%20shareholder.

43 https://www.citigroup.com/global/news/perspective/2022/citis-commitment-to-transparency-and-accountability-the-results-of-our-racial-equity-audit

44 https://corporate.dow.com/en-us/news/press-releases/dow-commissions-third-party-racial-equity-audit.html

45 https://www.bloomberg.com/news/articles/2021-12-10/tyson-agrees-to-perform-racial-audit-after-outcry-over-workers

46 https://www.verizon.com/about/news/verizon-conduct-equity-audit